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DD 1/23/13

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMS Bonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Technology Way, 2nd Floor
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn (305) 937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

DD 1/24/13

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



SUSAN TSENG PINDELL
MY COMMISSION # EE 119715
EXPIRES: August 7, 2015
Bonded Thru Notary Public Underwriters

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMSbonds, Inc.

Statement of Financial Condition

June 30, 2012

CONTENTS

INDEPENDENT AUDITORS' REPORT

FMSbonds, Inc.

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS



Miami, Florida
August 27, 2012

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS		
CASH, including $501,763 segregated for exclusive benefit of customers	$	4,048,102
RECEIVABLE FROM BROKERS AND DEALERS		1,642,349
RECEIVABLE FROM CUSTOMERS		10,369,719
SECURITIES OWNED, AT FAIR VALUE (NOTES 4, 6 AND 10)		209,707,712
BOND INTEREST AND REDEMPTIONS RECEIVABLE		1,731,961
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)		3,035,000
PROPERTY AND EQUIPMENT (NOTE 3)		2,247,324
OTHER ASSETS (NOTE 5)		4,053,030
	$	236,835,197

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Collateral loans payable (Note 6)	$	116,823,000
Payable to brokers and dealers		39,734,729
Payable to customers		125,079
Securities sold, but not yet purchased, at fair value (Notes 4 and 10)		526,272
Accounts payable and accrued liabilities (Note 8)		12,657,440
Stockholders' distribution payable		1,000,000
Total liabilities		170,866,520
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 7)		
SUBORDINATED LIABILITIES (NOTE 2)		3,035,000
STOCKHOLDERS' EQUITY		62,933,677
	$	236,835,197

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statement

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $3,035,000, maturing on October 31, 2012.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority ("FINRA") and are subordinated to the claims of general creditors.

On December 31, 2011, $3,315,000 of the secured demand notes receivable and corresponding subordinated liabilities to stockholders were retired.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2012 consisted of the following:

Furniture and fixtures	$ 991,490
Office equipment	657,994
Leasehold improvements	1,529,064
Transportation equipment	540,671
	3,719,219
Less: accumulated depreciation and amortization	(1,471,895)
	$ 2,247,324

NOTE 4. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2012:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 1,133,778	$ -	$ 1,133,778
Corporate bonds:				
Financial	-	7,450,757	-	7,450,757
Others	-	1,747,297	-	1,747,297
Total corporate bonds	-	9,198,054	-	9,198,054
Municipal bonds:				
California:				
Insured	-	5,131,964	-	5,131,964
Uninsured	-	693,418	-	693,418
Connecticut:				
Insured	-	5,332,605	-	5,332,605
Uninsured	-	13,179,096	-	13,179,096
Florida:				
Insured	-	10,671,276	-	10,671,276
Uninsured	-	24,139,476	-	24,139,476
Michigan:				
Insured	-	2,708,062	-	2,708,062
Uninsured	-	2,763,312	-	2,763,312
New York:				
Insured	-	344,700	-	344,700
Uninsured	-	16,788,353	-	16,788,353
Ohio:				
Insured	-	1,269,713	-	1,269,713
Uninsured	-	14,846,580	-	14,846,580
Pennsylvania:				
Insured	-	356,200	-	356,200
Uninsured	-	2,980,935	-	2,980,935
Puerto Rico:				
Insured	-	370,619	-	370,619
Uninsured	-	69,397,242	-	69,397,242

NOTE 4. FAIR VALUE MEASUREMENT (Continued)

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Municipal bonds (continued):				
Virgin Islands:				
Uninsured	$ -	$ 5,748,929	$ -	$ 5,748,929
Others:				
Insured	-	9,253,416	-	9,253,416
Uninsured	-	13,399,984	-	13,399,984
Total municipal bonds	-	199,375,880	-	199,375,880
	$ -	$ 209,707,712	$ -	$ 209,707,712

LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Certificates of deposit	$ -	$ 81,495	$ -	$ 81,495
Corporate bonds	-	10,719	-	10,719
Municipal bonds	-	434,058	-	434,058
	$ -	$ 526,272	$ -	$ 526,272

There were no transfers between the levels of the fair value hierarchy during the year ended June 30, 2012.

NOTE 5. OTHER ASSETS

Other assets at June 30, 2012 consisted of the following:

Net cash value of life insurance policies	$ 25,000
Prepaids	124,488
Deposits	192,119
Other receivables	267,809
Employee loans receivable	3,443,614
	$ 4,053,030

NOTE 6. COLLATERAL LOANS PAYABLE

The Company has a collateral loan payable due to its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000, due on demand. The loan is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. At June 30, 2012, the loan balance was $ 77,823,000.

Additionally, the Company entered into a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank) on October 31, 2010. This credit facility provides for borrowings up to $50,000,000, due on demand. The collateral loan payable due to U.S. Bank is collateralized in the same manner as the due to clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. At June 30, 2012, the loan balance was $39,000,000.

Interest is payable monthly at the prevailing variable rate, which ranged from 1.75% to 2.00% at June 30, 2012. All amounts due are payable on demand.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

As of June 30, 2012, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2013	$	91,000
2014		71,000
2015		29,000
	$	191,000

The Company has month-to-month lease arrangements with its stockholders for office facilities in North Miami Beach, Florida and Boca Raton, Florida.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCIES (Continued)

Litigation Matter

The Company is involved in a legal proceeding arising in the ordinary course of business. This matter alleges that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. The Company considers this allegation to be without merit and intends to vigorously contest this claim. While it is not feasible to predict or determine the outcome of this proceeding, in the opinion of management, based on a review with legal counsel, any loss which may result from such legal proceeding is not expected to have a material adverse effect on the Company's financial position or operating results.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2012, the Company had accrued $145,852 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2012, the Company had accrued $5,245,960 for the SERP. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2012, the Company's "Net Capital" was $40,545,999 which exceeded requirements by $39,607,660. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.35 to 1 at June 30, 2012.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $526,272 at June 30, 2012. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition. This short-sale liability is collateralized by securities owned.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2012, a majority of securities owned are held by these entities.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.